Provident Energy Announces December Cash Distribution

NEWS RELEASE NUMBER 31-03	December 8, 2003

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX-PVE.UN; AMEX-PVX) today announced its December cash distribution will be CDN$0.12 per unit payable on January 15, 2004.

December distributions will be paid to unitholders of record on December 18, 2003. The ex-distribution date will be December 16, 2003. For unitholders receiving their distribution in U.S. funds, the December cash distribution will be approximately US$0.09 based on an exchange rate of 1.3045 the actual U.S. dollar distribution will depend on the U.S./Canadian dollar exchange rate on the payment date and will be subject to applicable withholding taxes.

Provident Energy Trust is a Calgary-based, open-ended energy income trust that owns and manages an oil and gas production business and a midstream services business. Provident's energy portfolio is located in some of the more stable and predictable producing regions in western Canada. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the American Stock Exchange under the symbols PVE.UN and PVX, respectively.

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Investor and Media Contact:	Corporate Head Office:
Jennifer Pierce	700, 112 - 4th Avenue S.W.
Senior Manager	Calgary, Alberta
Investor Relations and	Canada T2P 0H3
Communications	Phone: (403) 296-2233
Phone (403) 231-6736	Toll Free: 1-800-587-6299
Email: info@providentenergy.com	Fax: (403) 261-6696
www.providentenergy.com